UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
WASHINGTON,  D.C.  20549


SCHEDULE  13D

Under  the  Securities  Exchange  Act  of  1934
(Amendment  No.  1)


Crossmann  Communities,  Inc.
(Name  of  Issuer)


Common  Shares
(Title  or  Class  of  Securities)


22764E  10  9
(CUSIP  Number)


Steven  K.  Humke
Ice Miller Donadio & Ryan, One American Square, Box 8200, Indianapolis, Indiana 46282
(Name,  Address  and  Telephone  Number  of  Person
Authorized  to  Receive  Notices  and  Communications)


May  7,  1996
Date  of  Event  Which  Requires  Filing  of  this  Statement




If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box  if  a  fee  is  being paid with the statement [ ].

CUSIP  No.    22764E  10  9


1.          NAME  OF  REPORTING  PERSON
     S.S.  or  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

          Richard  H.  Crosser

2.          CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
          (a)
          (b)          [  X]

3.          SEC  USE  ONLY

4.          SOURCE  OF  FUNDS
          00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          U.S.A.



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH



5. SOLE VOTING POWER         1,484,600
6. SHARED VOTING POWER             -0-
7. SOLE DISPOSITIVE POWER    1,484,600
8. SHARED DISPOSITIVE POWER        -0-



9.          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON

          1,484,600

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[  ]


11.          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

          24.2%

12.          TYPE  OF  REPORTING  PERSON

          IN

     SCHEDULE  13D

     ITEM  1.    SECURITY  AND  ISSUER.

     This Schedule 13D relates to the Common Shares, no par value, of Crossmann Communities, Inc. ("Crossmann Communities"), an Indiana corporation, with principal executive offices at 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

     ITEM  2.    IDENTITY  AND  BACKGROUND.

     (a)          This  Schedule  13D  is  being  filed by Richard A. Crosser.

     (b) Mr. Crosser's business address is Crossmann Communities, Inc., 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

     (c) Mr. Crosser is the President and Chief Operating Officer of Crossmann Communities, Inc., 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46268.

     (d) During the past five years, Mr. Crosser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Crosser has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Crosser was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating the activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)          Mr.  Crosser  is  a citizen of the United States of America.

ITEM  3.    SOURCES  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Mr. Crosser is the beneficial owner of 1,484,600 Common Shares of Crossmann Communities which are held of record by the Richard H. Crosser Living Trust (the "Crosser Trust"). The Crosser Trust acquired the Common Shares in connection with a reorganization (which occurred simultaneously with the Company's initial public offering in 1993) in which Crossmann Communities acquired all of the outstanding shares of Deluxe Homes, Inc., Deluxe Homes of Lafayette, Inc., Trimark Homes, Inc., Trimark Development, Inc. and Merit Realty, Inc. The Common Shares of the Company were acquired in exchange for the Crosser Trust's common shares of the following entities: Deluxe Homes, Inc. (9,000), Trimark Homes, Inc. (50), Trimark Development, Inc. (10), and Trimark Realty, Inc. (400).


ITEM  4.    PURPOSES  OF  TRANSACTION.

     Mr. Crosser has no present plans or proposal which may relate to or would result in (a) the acquisition or disposition of additional securities of Crossmann Communities; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Crossmann Communities or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Crossmann Communities or any of its subsidiaries; (d) any change in the present Board of Directors or management of Crossmann Communities, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of Crossmann Communities; (f) any other material change in Crossmann Communities business or corporate structure; (g) changes in Crossmann Communities' Articles of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Crossmann Communities by any person; (h) causing a class of securities of Crossmann Communities to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Crossmann Communities becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEMS  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) As of December 31, 1996, Mr. Crosser owned 1,484,600 Common Shares of Crossmann Communities which represents approximately 24.2% of Crossmann Communities issued and outstanding Common Shares as of that date.

     (b) Mr. Crosser has the sole power to vote and dispose of the Common Shares set forth in Item 5(a).

(c) On the dates listed below, Mr. Crosser sold the number of shares listed below in a market transactions pursuant to Rule 144 promulgated by the United States Securities and Exchange Commission:






                  Amount of            Price
Date              Securities Involved  Per Share
----------------  -------------------  ----------

January 25, 1996               15,000  $    20.50
January 26, 1996               20,000  $    20.25
April 16, 1996                 10,000  $   19.125
May 6, 1996                    25,000  $   21.375
May 7, 1996                    25,000  $   21.125
May 7, 1996                    50,000  $    21.00




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not  applicable.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Not  applicable.

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February  14,  1997

     By:          /s/Richard  H.  Crosser
                  -----------------------
          Richard  H.  Crosser